Exhibit 99.1

The Phase 3 Universal Flu Vaccine J OSHUA P HILLIPSON A PRIL 2 , 2019

This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . All statements in this communication, other than those relating to historical facts, are "forward - looking statements" within the meaning of the United States Private Litigation Reform Act of 1995 . You can identify forward - looking statements by terms including ‘‘ anticipates, ’’ ‘‘ believes, ’’ ‘‘ could, ’’ ‘‘ estimates, ’’ ‘‘ expects, ’’ ‘‘ intends, ’’ ‘‘ may, ’’ ‘‘ plans, ’’ ‘‘ potential, ’’ ‘‘ predicts, ’’ ‘‘ projects, ’’ ‘‘ should, ’’ ‘‘ will, ’’ ‘‘ would, ’’ and similar expressions intended to identify forward - looking statements . These forward - looking statements relate to our business and financial performance and condition, as well as our plans, strategies, objectives and expectations for our business, operations and financial performance and condition . However, these forward - looking statements are not guarantees of future performance and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause actual results to differ materially from our expectations include, among others : the risk that drug development involves a lengthy and expensive process with uncertain outcome ; BiondVax's ability to successfully develop and commercialize its vaccine ; the length, progress and results of any clinical trials ; the introduction of competing products ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals to commercialize BiondVax's products ; the difficulty in evaluating business prospects ; the adequacy of available cash resource and the ability to raise capital when needed ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; changes in the global pharmaceutical industry ; changes in customers ’ budgeting priorities ; European Medicines Agency and other regulatory authority approvals ; natural disasters ; labor disputes ; rising interest rates ; general market, political or economic conditions in the countries in which we operate ; pension and health insurance liabilities ; volatility or crises In the financial market ; arbitration, litigation and regulatory proceedings ; and war or acts of terror . Forward - looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties . You should not unduly rely on any forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward - looking statements will be achieved or will occur . The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2017 filed with the U . S . Securities and Exchange Commission, or SEC, which is available on the SEC ’ s website, www . sec . gov, and in the Company ’ s periodic filings with the SEC . Readers are urged to carefully review and consider the various disclosures made in the Company ’ s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects . These forward - looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward - looking statements for any reason, whether as a result of new information, future events or otherwise, except as required by law . S AFE H ARBOR S TATEMENT One • For All : The Universal Flu Vaccine

3

A Seasonal Problem… A Pandemic Threat

The Flu: A Serious Public Health Challenge

Seasonal Flu – Despite Annual Vaccine production (500 million doses[1])

Flu cases: up to 20% or 1.5 billion → Severe illness: 3 – 5 million → **Deaths**: up to **650,000**[2]

- At-risk Seniors: 80% of deaths & most hospitalizations[3]
- High economic burden: Over $87B including $56B in elderly[4]
- USA: Up to 80,000 deaths and 900,000 hospitalizations[5]

Pandemic Flu

- New pandemic strain: When?… Where?... Which?
- Higher morbidity & mortality worldwide



[1] WHO: http://www.who.int/influenza_vaccines_plan/objectives/objective2/en/ and https://en.wikipedia.org/wiki/Influenza_vaccine#Uptake; [2] WHO: http://www.who.int/news-room/detail/14-12-2017-up-to-650-000-people-die-of-respiratory-diseases-linked-to-seasonal-flu-each-year (varies annually); [3] Vaccine journal: www.sciencedirect.com/science/article/pii/S0264410X15002315, Table 3; [4] Molinari et. al, The annual impact of seasonal influenza in the US, Vaccine 25 (2007) 5086–5096; [5] CDC: www.cdc.gov/flu/about/disease/burden.htm and https://www.nytimes.com/2018/10/01/health/flu-deaths-vaccine.html
Image: Influenza victims crowd into an emergency hospital near Fort Riley, Kansas in this 1918 file photo. National Museum of Health

38% 40% 48% 19% 52% 49% 47% 60% 56% 41% 37% 52% 21% 10% 2017-18 2016-17 2015-16 2014-15 2013-14 2012-13 2011-12 2010-11 2009-10 2008-09 2007-08 2006-07 2005-06 2004-05 C URRENT V ACCINE F ALLS S HORT : T HE M ISMATCH 1 VE data: CDC, including http://www.cdc.gov/flu/professionals/vaccination/effectiveness - studies.htm [Retrieved 18 .Feb. 2018 ] 2 World Health Organization: http://www.who.int/immunization/research/meetings_workshops/ 2 a_Graham_pdvac_sept 14 .pdf Why current solutions fall short … • Past strains selection Mismatch phenomenon • Previous season ’ s vaccine will not necessarily protect against next season ’ s flu strains • 4 - 6 month production lag The Flu Virus: Frequent and Unpredictable Mutations Seasonal Flu Vaccine Effectiveness 1 Average 40%, Elderly as low as 9 % Measles, Rubella, Diphtheria, Tetanus, etc. 95% - 99 % Protection

5

MEETING MILESTONES & CATALYSTS

Solid Science, Advanced Clinical Stage, Strong IP

WEIZMANN INSTITUTE OF SCIENCE

Technology developed by Prof. Ruth Arnon Head BiondVax's SAB

Mid 90's



Co-Inventor of

COPAXONE (glatiramer acetate injection)

TEVA PHARMACEUTICALS

2005

BiondVax operational

TASE June 2007 Delisted 2018

6 Successful Clinical Trials
- Two Phase 1/2 & Four Phase 2
- FDA IND / EMA SA
- 698 young adult to elderly participants
- M-001 shown to be safe and immunogenic in all studies

Nasdaq: BVXV 2015

2018

Pivotal Clinical Efficacy Phase 3 trial (EU)

Mid-size manufacturing plant construction

USA NIH-sponsored Phase 2

FDA

EUROPEAN MEDICINES AGENCY



One • For All : The Universal Flu Vaccine

BiondVax Pharmaceuticals Ltd.

6

M-001: A Common Denominator of Flu Viruses


Matrix protein (M_1)
NucleoProtein (NP)
HemAgglutinin (HA)
M-001

Now in prefilled syringes

Target Common Regions: Nine common flu regions (epitopes) connected to make one recombinant protein (M-001) produced in *E.coli*

BiondVax's M-001 Key Advantages	Existing vaccines
Universal: **Broad coverage** types A&B	Strain specific
Single formulation enabling year-round vaccination	New vaccine every year
Quick, robust **year-round production** through E.coli fermentation (6-8 weeks)	Long (4-6 month) production cycle
Induces cellular (CMI) and **enhances humoral** (HAI priming effect) immune response to flu	Limited vaccine effectiveness
Shelf life up to **24 months** at 2-8°C (testing is ongoing) and **6 months** at ~25°C (room temperature)	Not applicable, since new vaccine every season

One • For All : The Universal Flu Vaccine

BiondVax Pharmaceuticals Ltd.

7

M-001: The Universal Flu Vaccine

M-001's dual mode of action potentially offers multi-season and multi-strain protection

- Flu viruses are **intracellular** parasites
- Most of their **lifecycle** occurs **inside** our cells, thus are **out of the reach of antibodies**
- Our immune system mainly fights viral infection with **cellular immunity via cytokines**

Our immune system has 2 arms:

BiondVax's M-001 Dual Mode of Action

Cellular (CMI)
Works **inside** infected cells

T-cell

Directly induces T-Cells

e.g. T-Helper, CD4, CD8
Produce anti-viral cytokines such as

IL-2



IFN-G




M-001

Humoral (HAI)
Works **outside** cells

B-cell

T-cell priming effect enhances B-Cell responses

Produce Antibodies



Current vaccines mainly induce only flu strain-specific antibodies

One • For All : The Universal Flu Vaccine

BiondVax Pharmaceuticals Ltd.

A DVANCED C LINICAL D EVELOPMENT Results Status Total Participants Population (age) Year Trial Phase M - 001 was well tolerated and a cellular (CMI) and humoral (priming effect) immune response was observed Completed 63 Younger Adults (18 - 49) 2009 BVX - 002 1/2 Completed 60 Older Adults (55 - 75) 2010 BVX - 003 1/2 Completed 200 Younger Adults (18 - 49) 2011 BVX - 004 2 Completed 120 Elderly (65+) 2012 BVX - 005 2 Completed 36 Older Adults (50 - 65) 2015 BVX - 006 2 Completed 219 EU Adults (18 - 60) 2015 - 16 BVX - 007 * 2b 698 NIH: 1 st participant enrolled April 2018 120 USA Adults (18 - 49) 2018 BVX - 008 2 4,094 enrolled in 2018 1 st cohort ~10,000 E. European Adults (50+) 2018 BVX - 010 3 One • For All : The Universal Flu Vaccine M - 001 : Safe and Immunogenic in Young Adults to Elderly * BVX - 007 was conducted in collaboration with the EU’s UNISEC consortium BVX - 008 conducted and led by NIAID/NIH • No treatment - related severe adverse events • Adverse events were mild to moderate • All adverse events observed were transient • Immunity: Cellular induced, humoral enhanced Group Day 0 Day 21 Day 42 Treatment M - 001 M - 001 Seasonal or Pandemic HA vaccine to all participants Control Saline Saline HAI CMI Baseline

6.8* 3.8 5.3* 4.7 0.4 * - 0.2 -200 0 200 400 600 800 1000 high INF low INF highIL2 low il2 high tnfa low tnfa Fold change over placebo 0 0.05 0.1 0.15 0.2 0.25 0.3 A/Brisbane/10/07 H3N2 A/California/7/09 H1N1 A/Perth/16/09 H3N2 B/Brisbane/60/08 Flumist 2011 % positive cells (Mean + SE) M-001 twice Day 0 M-001 twice Day 42 * * * * ** M - 001 : I NDUCES C ELL M EDIATED I MMUNITY (CMI) * P<0.05 **P<0.07 1 Jacob Atsmon et al. Priming by a novel universal influenza vaccine (Multimeric - 001) — A gateway for improving immune response in the elderly population. Vaccine 32 (2014) 5816 – 5823 Direct Evidence: CD 8 , CD 4 T - cell Activated Cells Produce TH 1 Cytokines (IFN - gamma, IL - 2 & TNF - alpha) BVX005 1 : CD8 & IFN - gamma in Elderly BVX 005 1 : CD 4 & IFN - gamma in Elderly 2.1 * 1.3 13.5 * 6.6* 3.5* 0 .0 -200 0 200 400 600 800 1000 1200 1400 high any low any high 2/3 low 2/3 high combi low combi Fold change over placebo M - 001 : 1 mg 0.5 mg 1 mg 0.5 mg 1 mg 0.5 mg Single Double Triple UNISEC (EU): 13 fold increase in responders expressing 2 cytokines (18 - 60 Y) IFN - gamma IL - 2 TNF - alpha M - 001: 1mg 0.5mg 1mg 0.5mg 1mg 0.5mg UNISEC (EU): Statistically significant anti viral cytokines * P< 0.05 0 0.05 0.1 0.15 0.2 0.25 0.3 A/Brisbane/10/07 H3N2 A/California/7/09 H1N1 A/Perth/16/09 H3N2 B/Brisbane/60/08 Flumist % positive cells (Mean + SE) M-001 twice Day 0 M-001 twice Day 42 * * 10 8 6 4 2 0 14 12 10 8 6 4 2 0 “Multiple - Cytokine - Producing Antiviral CD4 T Cells Are Functionally Superior to Single - Cytokine - Producing Cells” S Kannanganat et al, J VIROL, 2007, 81(16)8468 – 76

H 1 N 1 pandemic swine flu M - 001: E NHANCES H UMORAL I MMUNITY (HAI) 0 10 20 30 40 50 60 70 TIV 2011/12 M-001 & TIV 2011/12 % Seroprotection (HAI) * “M - 001 can provide broadened enhanced immunity extending even to influenza strains destined to circulate in future years.” – Vaccine 2 In 2011 we administered M - 001 to seniors 65+ (BVX005) 4 years later, 5 times more seniors were seroprotected from a new epidemic strain (A/Swiss) that didn’t exist in 2011! 1 . Jacob Atsmon et al. Priming by a novel universal influenza vaccine (Multimeric - 001 ) — A gateway for improving immune response in the elderly population. Vaccine 32 (2014) 5816 – 5823 2 . Lowell GH et al. Back to the future: Immunization with M - 001 prior to trivalent influenza vaccine in 2011 / 12 enhanced protective immune responses against 2014 / 15 epidemic strain. Vaccine (2017) Indirect Evidence: Extending T - Cell Priming Effect for Enhanced HAI Responses to Current Flu Vaccines BVX 005 1 : 2011 / 12 , age 65 + YO BVX003: 2009, age 55 - 75 YO 0 10 20 30 40 50 60 70 A/California/7/09 A/Perth/16/09 B/Brisbane/60/08 % Seroconversion TIV Twice M-001 + TIV * 0 10 20 30 40 50 60 70 80 A/Brisbane/59/07 A/Brisbane/10/07 B/Brisbane/60/08 % seroconversion TIV Twice M-001 + TIV * P<0.05

11

More Information

Articles

- **Atsmon** Jacob et al. Priming by a novel universal influenza vaccine (Multimeric-001)—A gateway for improving immune response in the elderly population. **Vaccine** 32 (2014) 5816–5823
- **Lowell** GH et al. Back to the future: Immunization with M-001 prior to trivalent influenza vaccine in 2011/12 enhanced protective immune responses against 2014/15 epidemic strain. **Vaccine** (2017)

Contact Info

- **Dr. Tamar Ben-Yedidia** PhD
  - M-001 Co-inventor
  - BiondVax Chief Scientific Officer
  - Clinical trials director

One • For All : The Universal Flu Vaccine

BiondVax Pharmaceuticals Ltd.

12

2018: Started Pivotal Clinical Efficacy Phase 3

A pivotal, multicenter, randomized, modified double-blind, placebo-controlled phase 3 trial to assess the safety and clinical efficacy of M-001, an influenza vaccine, administered intramuscularly twice in older adults and the elderly (≥50 years of age)

Trial Design: Flexible enrollment	Cohort 1 (4,094 enrolled Aug-Oct 2018) Cohort 2 (6,000+ to be enrolled July-Nov 2019)			
	Day 1	Day 21	Day 202	10K+ participants Age 50+ (half 65+) Two flu seasons Results 2nd H-2020
Experimental	1mg M-001	1mg M-001	Safety, RT-PCR or culture on any ILI (during flu season)	
Control	Placebo	Placebo		

- **ILI symptoms Active surveillance** throughout flu seasons
- **Primary Endpoints:** Safety & clinical efficacy by reduction of illness rate
- **Secondary Endpoint:** Reduced severity of influenza illness

One • For All : The Universal Flu Vaccine

BiondVax Pharmaceuticals Ltd.

P HASE 3 Cohort 1: 2018/19 Cohort 2: 2019/20 • 4 countries • 54 sites • 4,094 participants enrolled • 7 countries planned • 85 sites planned • > 6,000 participants planned One • For All : The Universal Flu Vaccine

O NGOING P HASE 2 • NIAID sponsored • 120 participants (18 - 49 yo ) • 3 centers: Houston, Iowa, Cincinnati • Trial Design: • Spring time – 2 doses (M - 001 or placebo) 3 weeks apart • Autumn – standard QIV • Endpoints : Safety, T cell responses • Details: https://clinicaltrials.gov/ct2/show/NCT03058692 • Results: End 2019 anticipated (per NIAID) One • For All : The Universal Flu Vaccine

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BIONDVAX'S NEW MANUFACTURING FACILITY

From Lab to Pilot Mid-Size Commercial Scale Facility (Israel, Aug. 2018)

- Funding: EIB, BiondVax, and Israel's Ministry of Economy & Industry
- Target annual capacity: up to 20 million doses in bulk with up to 10 million single dose syringes
- Goal: Year-round production & stockpile per market demand


JBP

Jerusalem BioPark
Hadassah Ein Kerem Campus
Jerusalem, Israel

One • For All : The Universal Flu Vaccine

BiondVax Pharmaceuticals Ltd.

16

Summary Financial Data

Financial Data Highlights

- **Lean structure** with 16 employees, current operating burn ~$380K/month (excl. clinical phase 3 trial and facility construction)
- **6.5M outstanding ADS** (8.7M fully diluted)

NASDAQ

American Depository Shares ticker:

BVXV

BVXVW

Balance Sheet Highlights

- **$14.6M cash** on hand, no debt (Q3 2018)
- **€20M EIB non-dilutive co-funding agreement[1] received in 2018**
- **Secondary offering** Sept 2017, $10M gross proceeds
- **Government of Israel support** from Ministry of Economy and Industry's Israel Investment Center, and royalty-based grants from the Israel Innovation Authority (formerly Office of the Chief Scientist)

[1] European Investment Bank (EIB) €20M support for M-001 Phase 3 trials and commercial production also includes:

- Milestone based drawdowns. Ultimate milestone included regulatory authorization to launch Phase 3 trial
- Zero-percent fixed interest loan for five years after each of the 3 drawdowns
- Variable remuneration based on royalties of net sales

17

FLU VACCINES – A LARGE AND GROWING MARKET

Global Flu Vaccine Sales – 2017


Others
~$0.51B[1]
GSK
$0.60B[5]
AstraZeneca
$0.08B[8]
2%
Others
13%
GSK
15%
Seqirus
27%
Sanofi
43%
Seqirus
A CSL Company
$1.09B[7]
sanofi pasteur
$1.72B[6]

2014/5: CSL bought Novartis' Flu vaccine unit, rebranded to Seqirus

2017: Acquired Protein Sciences for $750M

Flu Vaccine Market

Seasonal Flu

- **Worldwide**: **~$4.3B** global market in 2016[1]; expected to grow to **$5.9B**[1,2] by 2021
- **US**: **$1.6B** in 2015 growing to **$2.6B** by 2022[1]; **~175M** doses/year[1]
- Forecasted **CAGR of >7%**[2]

Pandemic Flu

- Swine Flu (A/H1N1) 2009 + first half of 2010 sales: **~$6.4B** worldwide by Novartis, GSK and Sanofi (on top of seasonal flu vaccine sales)[3]

*"...part of the **national strategy for pandemic influenza**, the United States' plan is to stockpile enough pre-pandemic influenza vaccines to **cover 20 million** in the critical workforce."*[4]

*"The United States has spent approximately **$1 billion** in these [H5N1 flu vaccine stockpile] efforts to date."*[4]

(1) We assume global sales $4B. http://www.cnbc.com/2015/10/19/the-16-billion-business-of-flu.html **(2)** Technavio: 27Jan2018, Source: http://bit.ly/2DJ6Mlv **(3)** http://www.reports-research.com/news/datamonitor-vaccine-market-overview-2010.html [Accessed 20 Nov 2016] **(4)** http://www.who.int/immunization/sage/meetings/2013/november/SAGE_WG_H5vaccine_background_paper_16Oct2013_v4.pdf **(5)** https://www.gsk.com/media/4629/fy-2017-results-announcement.pdf [At exchange rate 1.24] **(6)** https://www.sanofi.com/en/investors/financial-results-and-events/financial-results/Q4-results-2017/ [At exchange rate 1.08] **(7)** YE June 2018 https://www.csl.com/-/media/shared/documents/results/2018-fy-analyst.pdf, page 25 **(8)** https://www.astrazeneca.com/content/dam/az/PDF/2017/Full-Year/Full-Year%202017%20Results%20announcement%20.pdf

18

IP: Comprehensive and Expanding Coverage

- 74 Patents & 11 Pending Applications
- Covering polypeptides, polynucleotides, compositions, uses, formulations, production
- Expiration to 2035

Title (updated: Nov. 25, 2018)	International Publication	Subject Matter	Priority & Assignee	Status	Expiry
Peptide-Based Vaccine for Influenza	WO 00/032228	Vaccine comprising different epitopes of the virus	11/30/1998: Yeda R&D licensed to BiondVax	**Granted:** 1, 3, 5, 12, 13, 15, 19, 20, 22, 24, 25, 26, 31, 33, 35, 36	Nov 2019 (Aug 2020 for US)
Improved Influenza Vaccine	WO 2007/066334	Wide–range vaccines – broad strain and extended protection	12/6/2005: Yeda R&D licensed to BiondVax	**Granted:** 1, 2, 3, 5, 9, 12, 13, 14, 18, 19, 20, 23, 25, 28, 31, 32, 33, 35, 36	Dec 2026 (Jan 2027 for US)
Multimeric Multi-Epitope Influenza Vaccines	WO 2009/016639	Vaccines comprising multiple copies of several epitopes – current product	8/2/2007: BiondVax	**Granted:** 1, 2, 3, 5, 6, 7, 8, 9, 11, 12, 13, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36 **Under Examination:** 4	Aug 2028 (Aug 2031 for US)
Multimeric Multi-Epitope Polypeptides in improved Seasonal and Pandemic Influenza Vaccines	WO 2012/114323	Use of Multimeric as a primer to conventional vaccines	BiondVax	**Granted:** 1, 36 **Allowed:** 5	Feb 2031
Vaccine Compositions of Multimeric Multi-epitope Influenza Polypeptides and their Production	WO 2015/151103	Production & formulation	4/3/2014: BiondVax	**Filed**: 5, 6, 15, 17, 19 **Under Examination:** 1, 10, 21, 36	April 2035

1=Australia, 2=Austria, 3=Belgium, 4=Brazil, 5=Canada, 6=China, 7=Croatia, 8=Czech Republic, 9=Denmark, 10=Europe, 11=Finland, 12=France, 13=Germany, 14=Greece, 15=Hong Kong, 16=Hungary, 17=India, 18=Ireland, 19=Israel, 20=Italy, 21=Japan, 22=Korea, 23=Luxembourg, 24=Mexico, 25=Netherlands, 26=New Zealand, 27=Poland, 28=Portugal, 29=Romania, 30=Russia, 31=Spain, 32=Sweden, 33=Switzerland, 34=Turkey, 35=UK, 36=USA.

BiondVax Pharmaceuticals Ltd.

19

MANAGEMENT








Ron Babecoff DVM, MEI	Tamar Ben-Yedidia PhD	Uri Ben-Or CPA, MBA	Shimon Hassin PhD	Elad Mark BSc Engineering, MBA	Joshua Phillipson Hon. BSc
Founder, President & CEO	**CSO & Clinical Trial Leader**	**CFO**	**COO**	**Site Head & Process Development**	**BD Manager**
• Degree from University of Liège (ULG) • Master in Entrepreneurship & Innovation (ISEMI, Swinburne) • Omrix Biopharmaceuticals Ltd (Marketing Manager) • Dexcel Pharma (Regional Export Manager)	• **Co-inventor of the universal flu vaccine** • Degree from Weizmann Institute of Science • Biotechnology General Ltd.	• Degree from College of Administration • Glycominds Ltd. (VP Finance) • Menorah Capital Markets (Comptroller)	• Degree from University of Maryland Biotechnology Institute • Kadimastem (CEO) • InSight Biopharmaceuticals (Head of Bioprocessing)	• Principal bioprocess engineer • Novartis (Technical Project Manager - Process)	• Hon. BSc. from University of Toronto • Accenture (Business Management Consultant) • BioData Ltd. (Marketing Manager)

One • For All : The Universal Flu Vaccine

BiondVax Pharmaceuticals Ltd.

20

Board of Directors

Prof. Avner Rotman, PhD Chairman of the Board	Biodar (CEO), Rodar (Founder), Israel Biotech Organization (Chairman, Steering committee)
Mr. Mark Germain Vice Chairman of the Board	Aentib Group (Managing Director), Pluristem (Director). Founder, director, chairman, and/or investor in over twenty biotech companies
Dr. George Lowell, MD Director	ID Biomedical (CSO), Intellivax (Founder), Walter Reed General Hospital (Consultant)
Ron Babecoff, DVM, MEI Founder, President and CEO	Omrix Pharmaceuticals Ltd (Marketing Manager), Dexcel Pharma Technologies Ltd. (Formerly Dexxon, Regional Export Manager)
Mr. Isaac Devash, MBA Director	Credit Suisse First Boston (Investment Banking), Private equity and venture capital funds (Founder)
Mrs. Michal Marom Brikman, CPA Director	Linkury Technology International Group (CFO), Union Bank, Spectronix, Biomedix incubator, ADO group, Arko holdings, Algomizer (Director)
Dr. Ruth Ben Yakar, PhD Director	BioSight Ltd (CEO, Director), SHL Telemedicine (Director), Cellect Biotechnology (Director)
Dr. Morris C. Laster, MD Director	BioLineRx (CEO, Director), OurCrowd (Partner), Clil Medical (CEO), Vital Spark (CEO), Kitov Pharmaceuticals (Co-founder, Director)

One • For All : The Universal Flu Vaccine

BiondVax Pharmaceuticals Ltd.

One • For All : The Universal Flu Vaccine Contact: Joshua E. Phillipson • j.phillipson@biondvax.com • +972 - 8 - 930 - 2529 • www.biondvax.com • 6 completed clinical trials: Safe and immunogenic • Ongoing NIAID/NIH sponsored Phase 2 trial • Ongoing pivotal, clinical efficacy Phase 3 trial • Nasdaq: BVXV

A RCHIVE

One • For All : The Universal Flu Vaccine B IOND V AX ON THE R ADAR More News: http://www.biondvax.com/press - releases/in - the - news/

T HE E LDERLY – A T R ISK AND I N N EED • ~ 80 % of seasonal flu related death occurs in elderly 1 • Seasonal vaccine effectiveness as low as 9 % for elderly 2 • 80 % of older adults have at least one chronic condition 3 • Influenza worsens outcomes of chronic illness • Elderly flu cost in US estimated 4 at $ 56 B per year (hospitalization, mortality, lost earnings) 1 Vaccine journal: www.sciencedirect.com/science/article/pii/S 0264410 X 15002315 , Table 3 ; 2 WHO: http://www.who.int/immunization/research/meetings_workshops/ 2 a_Graham_pdvac_sept 14 .pdf 3 https://www.ncoa.org/healthy - aging/chronic - disease/; 4 Molinari et. al, The annual impact of seasonal influenza in the US, Vaccine 25 (2007) 5086 – 5096 ; 5 https://academic.oup.com/ije/article/ 35 / 2 / 352 / 694736 ; NIH: “ During the period from 1989 to 1997 the vaccination rate for elderly persons ≥65 years of age in the US increased from 30 to 67% . Despite this increase in coverage, mortality and hospitalization rates continued to increase rather than decline as would be expected ... ” International Journal of Epidemiology 5 (Vol. 35, Issue 2, P352 - 353)

C ONTACT I NFORMATION : J OSHUA P HILLIPSON j.phillipson@biondvax.com +972 - 8 - 930 - 2529 www.biondvax.com The Universal Flu Vaccine Multi - Season Multi - Strain Flu Vaccine